Notice of Exempt Solicitation

NAME OF REGISTRANT: Alphabet Inc.

NAME OF PERSONS RELYING ON EXEMPTION: Loring, Wolcott & Coolidge Fiduciary Advisors, LLP

ADDRESS OF PERSON RELYING ON EXEMPTION: 230 Congress Street, Boston, MA 02110

WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2019 Annual Meeting.

Dear Alphabet Inc. Shareholders,

As long-term shareholders in Alphabet Inc. (“Alphabet” or “the Company”) who intend to maintain this position for many years to come, we write to urge you to vote in SUPPORT of Item 6, Stockholder Proposal (“the Proposal”) Regarding the Establishment of a Societal Risk Oversight Committee (“The Committee”), in the Company’s Notice of 2019 Annual Meeting of Stockholders and Proxy Statement.

History books will no doubt cite Alphabet as one of the most influential entities of our time. Its sheer size is staggering and its reach is seemingly universal:

•	Its market capitalization is nearing $900 billion;

•	In 2018, its largest subsidiary, Google, had gross advertising revenues exceeding the nominal GDP of over 100 countries[1]; and

•	In November 2018, Google and YouTube’s monthly users matched or surpassed TV viewers and radio listeners.[2]

Alphabet’s extraordinary size and ubiquitous technologies enable it to have an immense reach, amassing enormous power and vast troves of users’ personal data in the process. Therefore, Alphabet’s technologies carry the unique ability to quickly impact wide swaths of society—both positively and negatively. This power entails significant risks, some of which are well-known—such as bias inadvertently embedded into Artificial Intelligence (“AI”) technologies; data breaches that severely compromise privacy rights; and the risk of technologies being used to proliferate false information, facilitate malicious organizing and violence, and enable exploitation, bullying, hate, and extremism. Moreover, the Company is secretive about a majority of its so-called “moonshots,” making it impossible for investors to understand the risks involved.

Alphabet has acknowledged these potential risks and societal consequences for years and has taken some preliminary—albeit insufficient—steps to address them. For example, in his 2017 Founders’ Letter, Sergey Brin notes “there are very legitimate and pertinent issues being raised, across the globe, about the implications and impacts” of technological developments.3 Similarly, in his annual letter accompanying the 2019 proxy filing, Chair John Hennessy provides some remarks regarding how the Board of Directors (“the Board”) provides “Ongoing Monitoring of Societal Impact”.4 Additionally, earlier this year, Google launched the Advanced Technology External Advisory Council (“ATEAC”) which was charged with the ambitious goal of considering “some of Google’s most complex challenges.”5 However, after intense controversy regarding its members, ATEAC was disbanded less than two weeks after its formation, raising concerns that proper forethought had not been put into the qualifications of its members.6 We believe that the Company’s existing efforts are insufficient to holistically assess, anticipate, and address the societal implications—whether intentional or unforeseen—of its technologies. As a result, the Board should move beyond “monitoring” these impacts and play a more active oversight role.

In filing this proposal, our intent is to protect the long-term interests of the Company and its shareholders by ensuring the Board provides comprehensive oversight of societal impacts and their potential impacts on long-term value. We encourage all shareholders to VOTE ‘FOR’ Item 6 on the 2019 proxy card.

The views expressed are those of the authors and Loring, Wolcott & Coolidge Fiduciary Advisors, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; LWCFA is not able to vote your proxies, nor does this communication contemplate such an event. LWCFA urges shareholders to vote FOR Proxy Item Number 6 following the instructions provided on the management’s proxy mailing.

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Proposal

Resolved, shareholders request that Alphabet Inc. (“Alphabet” or “the Company”) establish a Societal Risk Oversight Committee (“the Committee”) of the Board of Directors, composed of independent directors with relevant experience. The Committee should provide an ongoing review of corporate policies and procedures, above and beyond legal and regulatory matters, to assess the potential societal consequences of the Company’s products and services, and should offer guidance on strategic decisions. As with the other Board committees, a formal charter for the Committee and a summary of its functions should be made publicly available.

Rationale for AN AFFIRMATIVE Vote

Alphabet’s success depends on retaining the trust of its users, advertisers, employees, investors, and the general public. Additionally, Alphabet prides itself on not being “conventional”—going so far as to enshrine “Don’t be Evil” in its code of conduct for years. Given its efforts to create such an image, it would be expected that the Company make all reasonable efforts to address the moral and ethical implications of the business itself. The Company has acknowledged these risks and taken initial—yet inadequate—steps to address them. However, recent controversies suggest that Alphabet has neither a holistic oversight structure, nor an independent review process in place to anticipate and address the societal impacts of its technologies and to consider the ethical questions they raise. Failure to address these deficiencies properly may result in significant business risks, including the following:

•	Loss of Confidence by Users and Advertisers: Alphabet generates over 85% of its total revenue from advertising.[7] As a result, it is imperative that the Company and its subsidiaries ensure consumer and advertiser confidence in its systems to manage content quality, privacy concerns, and the societal implications of its technologies.

•	Recruitment and Retention Challenges: Recent missteps around the management of Google’s relationship with controversial government programs in the U.S. and China led to protests by employees.[8]

•	Regulatory Risks: High profile data breaches have raised concerns in the U.S. and internationally around the policy protections necessary to secure consumers’ data, and consequences are increasing as regulatory scrutiny grows.

•	Increasing Investor Expectations: Recently, major investors—including institutional owners and managers—are calling for greater transparency and board-level accountability for the management of these and other issues at Alphabet, as well as other technology companies.

Currently, Alphabet appears to maintain a number of internal bodies to assess ethical questions, and it has begun to disclose principles that suggest how it may address the societal impacts of AI technologies. However, existing efforts appear to focus on specific technologies or subsidiaries, and it remains unclear as to whether the Board is made aware of these issues or what mechanisms are in place for the board to provide relevant oversight. As a result, such efforts are insufficient to demonstrate that Alphabet is protecting against enterprise-wide risk and that the Board is overseeing the management of such risks. The Chair’s clarification of the Board’s role in the “Ongoing Monitoring of Societal Impact” in the proxy is a positive step.9 However, in light of Alphabet’s profound impact and the significant potential risks to its businesses, we believe it is time for proactive, enterprise-wide, board-level oversight and accountability on these issues.

The Board—accountable to shareholders and charged with focusing on big picture, strategic issues that impact the long-term health of the Company—is in the best position to oversee broad societal risks. Therefore, Proxy Item 6 seeks to establish a Societal Risk Oversight Committee. Further, to enhance the Board’s expertise, we suggest that it consider establishing and external body—accountable to the Committee—consisting of internal leadership and external, independent subject matter experts, to aid in comprehensively anticipating, assessing, and addressing the society-wide consequences of Alphabet’s technologies.

Shareholders should understand that the intent of the Proposal is neither to take a position on any specific ethical question or social policy issue, nor to offer recommendations as to how Alphabet directly addresses any particular issue, technology or relationship. Finally, the adoption of a Societal Risk Oversight Committee would not eliminate these complex ethical challenges, or make the path forward black and white. However, it will ensure that the Board is considering the broad societal implications of the Company’s technologies outside of the day-to-day decision making process.

As a result, we encourage all shareholders to VOTE ‘FOR’ Item 6 on Alphabet’s 2019 proxy card.

The views expressed are those of the authors and Loring, Wolcott & Coolidge Fiduciary Advisors, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; LWCFA is not able to vote your proxies, nor does this communication contemplate such an event. LWCFA urges shareholders to vote FOR Proxy Item Number 6 following the instructions provided on the management’s proxy mailing.

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Appendix 1: Societal Impacts and their Business risks

Alphabet’s internal decisions can have far-reaching consequences for individuals and entire societies, and mismanagement of these issues can result in business risks. According to ethicist Dr. Ryan Jenkins, assistant professor of philosophy at California Polytechnic State University, companies can no longer separate ethical considerations from their business development. He states, “Questions about the ethical use of technology may seem tangential to the development of new and innovative technology, but because the value of a technology is in its application, and a company like Google is valued based on the application of its technology, the unpacking of these philosophical questions—and a meaningful enhancement of ethical guidelines—adds value to technology. Identifying ambiguities in a company’s ethical reasoning, then, is good for both the society affected by the technology and the corporate bottom line.”10

Fake News, Conspiracies, & Extremism:

Recent controversies regarding viral fake news, conspiracy theories, and extreme or obscene content all have significant implications for YouTube’s business model, which relies on advertising revenue derived from over a billion hours of viewing time each day.11 In February 2019 it was reported that “Google went into damage-control mode after a raft of major advertisers stopped spending money on YouTube over concerns that the video-sharing site can be used to forge networks of people engaged in exploitation of children…The outreach came after companies such as AT&T Inc., Kellogg Co., Nestle SA and Walt Disney Co., as well as several smaller brands, paused their YouTube advertising over the controversy.”12

Moreover, a recent Bloomberg investigation found that “The company spent years chasing one business goal above the others: ‘Engagement,’ a measure of the views, time spent and interactions with online videos. Conversations with over twenty people who work at, or recently left, YouTube reveal a corporate leadership unable or unwilling to act on … internal alarms for fear of throttling engagement.”13 It remains unclear whether these issues reached Alphabet’s Board—let alone upper management—until after a crisis ensued.

User Privacy & Personal Data Management:

Google gathers and stores a tremendous amount of user information, which raises significant privacy and cybersecurity concerns. Increasingly, this data is being used by law enforcement. According to a recent feature in the New York Times, “an enormous Google database employees call Sensorvault, turn[s] the business of tracking cellphone users’ locations into a digital dragnet for law enforcement. In an era of ubiquitous data gathering by tech companies, it is just the latest example of how personal information—where you go, who your friends are, what you read, eat and watch, and when you do it—is being used for purposes many people never expected. As privacy concerns have mounted among consumers, policymakers and regulators, tech companies have come under intensifying scrutiny over their data collection practices.”14

On April 23, 2019, in response to this media report, members of the House of Representatives’ Committee on Energy and Commerce sent a letter to Google CEO Sundar Pichai expressing concerns over consumer privacy and requesting increased transparency, signaling bipartisan scrutiny.15

The amount and sensitive nature of the information, along with the ways in which it is now being used by law enforcement, raises urgent questions regarding how it is governed. According to the same New York Times report, “‘Normally we think of the judiciary as being the overseer, but as the technology has gotten more complex, courts have had a harder and harder time playing that role,’ said Jennifer Granick, surveillance and cybersecurity counsel at the American Civil Liberties Union. ‘We’re depending on companies to be the intermediary between people and the government.’” 16

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Government Relationships:

As governments and militaries become increasingly reliant on AI-based technologies, this raises significant questions for Alphabet and other similar technology companies. Controversies regarding how the Company works with specific governments, such as the creation of a censored search engine in China17 or support for weapons technologies for the U.S. Department of Defense,18 pose new ethical quandaries for Alphabet. As a result, the Company must ensure that it has oversight mechanisms to ensure its activities are consistent with any stated the principles.

Ethics of Autonomous SYSTEMS:

Ethical considerations embedded into the AI systems guiding autonomous vehicles are complicated. So far, Alphabet subsidiary Waymo has released a Safety Report19 which provides little in the way of guidance on the oversight mechanisms governing such decisions. Google’s AI Principles20, released last year, offer investors a glimpse into how one Alphabet subsidiary considers the risks of deploying AI where lethality is a factor, but these same rules do not appear to cover its other subsidiaries, such as Waymo.

Business Risks:

If Alphabet fails to demonstrate it is sufficiently managing the societal and ethical implications of its technologies and operations, it could experience recruitment and retention issues with existing and potential talent. In the past year, thousands of employees have been vocal in their opposition to projects and actions that appear to conflict with the Company’s principles.21 Similarly, Alphabet could face a crisis of trust from users and advertisers—a dangerous proposition for a company that derives 85% of its revenues from advertising.22 As a result, it is imperative that Alphabet have systems in place to ensure it is adequately and comprehensively managing complex ethical challenges associated with its technologies.

Additionally, high profile examples of data breaches have raised concerns in the U.S. and internationally around the policy protections necessary to secure consumers’ data. For example, in 2018, the General Data Protection Regulation (GDPR) came into effect in the European Union (“EU”). In January 2019, Google was fined $57 million under the GDPR for failing to effectively disclose how data was gathered.23 While the dollar values may not yet be significant from a financial standpoint, according to the New York Times, “The ruling…takes aim at Google’s business model, which turns data on users into narrowly targeted ads.”24 The establishment of a Societal Oversight Committee would not ameliorate all of these business risks. But it would give investors, advertisers, and the public, clarity by codifying an enterprise-wide process to oversee, anticipate, and address the society-wide consequences—whether intended or initially unforeseen—of Alphabet’s technologies and activities.

The views expressed are those of the authors and Loring, Wolcott & Coolidge Fiduciary Advisors, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; LWCFA is not able to vote your proxies, nor does this communication contemplate such an event. LWCFA urges shareholders to vote FOR Proxy Item Number 6 following the instructions provided on the management’s proxy mailing.

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Appendix 2: Existing Management Structures ARE INSUFFICIENT

While Alphabet is beginning to acknowledge some of these risks and take steps to address them, its current efforts do not appear to provide enterprise-wide risk management or sufficient board-level accountability.

New rules-based principles and oversight bodies are a start, yet insufficient to protect against risk:

Currently, it appears that the Company maintains a number of internal bodies to assess ethical questions, yet it offers investors insufficient transparency regarding the responsibilities, reporting structure, or composition of each, and how they relate to one another.25 Recently, Alphabet—primarily through Google—has taken preliminary steps to disclose principles outlining how it addresses the societal impacts of its technologies. Most notably its AI Principles, (“the Principles”) released after employees protested Alphabet’s relationship with the military and contracts involving weapons systems, are a positive first step. However, the real work of interpreting, updating, and executing on the Principles requires the attention of independent board members and senior management, along with guidance from third parties—experts, academics, and ethicists. Moreover, the Principles appear to be guiding for entities only under the Google umbrella, rather than extending to all Alphabet technologies reliant on AI. Instead, we believe the Company must demonstrate it has enterprise-wide oversight of such risks.

Ethics Council missteps demonstrate existing systems are INADEQUATE:

A March 2019 blog by Kent Walker, Google’s Senior Vice President for Global Affairs, announced the formation of an Advanced Technology External Advisory Council (“ATEAC” or “the Council”) which would “complement the internal governance structure and processes that help us implement the principles”. ATEAC was tasked with the ambitious goal of considering “some of Google’s most complex challenges that arise under our AI Principles”.26 However, the Council was disbanded less than two weeks after it was announced, following intense and widely-reported controversy.27 This misstep raises serious concerns regarding the Company’s internal processes and lays bare the importance of ensuring management and oversight of these issues is handled at the highest levels.

When announcing its dissolution, Walker stated that Google was “going back to the drawing board” and “will find other ways of getting different opinions on these topics.”28 After such a high-profile failure, we would hope that the Board will exercise more leadership over this process going forward.

The Company faces unique risks if it fails to manage its moral responsibility

Given the Company’s history, and long-standing “don’t be evil” mantra, it faces heightened risks if it fails to meet emerging expectations around its management of issues that have moral and ethical implications. Needless to say, there are times when what is in the best interest of society will conflict with the short-term bottom line of the Company. Because the Board operates outside of the day-to-day decision-making process and is charged with managing higher-level, strategic issues, we believe a Societal Risk Oversight Committee—drawing on internal and external experts—would be best positioned to oversee Alphabet’s efforts to address ethical issues concerning the Company’s technologies and relationships and their societal impacts.

The views expressed are those of the authors and Loring, Wolcott & Coolidge Fiduciary Advisors, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; LWCFA is not able to vote your proxies, nor does this communication contemplate such an event. LWCFA urges shareholders to vote FOR Proxy Item Number 6 following the instructions provided on the management’s proxy mailing.

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Appendix 3: Board-level accountability is increasingly expected and imperative

The Board, which is accountable to shareholders and operates outside of Alphabet’s day-to-day business, is in the best position to oversee societal risks in a way that best protects the Company, its investors, and society at large. Yet, at present, while the Board acknowledges it must monitor such risks, it does not meet emerging expectations regarding how the issues are managed.

Expectations are shifting toward increased board-level accountability:

Currently, public, employee, and investor calls for improved transparency at the board level are increasing. The creation of a Societal Oversight Committee would help Alphabet meet these emerging expectations. For example, the following major investors and think tanks are calling for increased accountability:

•	Hermes Investment Management recently released its report, Investors’ Expectations on Responsible Artificial Intelligence and Data Governance, which finds, “With growing tensions between government and businesses on data privacy, and an erosion of trust between consumers and businesses, we expect the long-term value of companies to be impacted by regulation and societal expectations of responsible business behavior. The responsible use of AI will, in our view, become the new social license to operate.” In addition, the report states, “We encourage corporate boards to be accountable for the responsible use of AI and establish internal data governance mechanisms.”[29]
•	In a piece published as part of the UN-supported Principles for Responsible Investment (“PRI”) Academic Network, Robert Wilson Jr. of MFS Investment Management writes that “Corporate boards must be involved in the oversight of tech ethics issues. Independent directors who are truly engaged and have the proper skill set may be able to identify ethical issues that insiders do not see.”[30]
•	The AI Now Institute, is “an interdisciplinary research center dedicated to understanding the social implications of artificial intelligence,” founded by the head of Google’s Open Research group, and supported by Google. In its 2018 report it finds, “The AI industry urgently needs new approaches to governance…internal governance structures at most technology companies are failing to ensure accountability for AI systems. Government regulation is an important component, but leading companies in the AI industry also need internal accountability structures that go beyond ethics guidelines.”[31]

The Creation of a Societal Oversight Committee is in Investors’ Best Interests:

Given the Board’s responsibility to protect shareholders and the Company, we believe a board committee is in investors’ best interests because it would ensure the necessary oversight of such risks to society and to the Company. Moreover, since we would expect a charter of the Committee to be made public, investors would have a contractual level of clarity regarding the Committee’s fiduciary duty and accountability, under which members of Alphabet’s board of directors are overseeing and managing the risks associated with potential ethical and societal implications of its technologies and operations.

In its Opposing Statement in the Proxy, Alphabet contends that it “devote[s] significant resources to ensure that we are aware of, and able to appropriately address the various risks that our businesses face and the impacts they can have on society”32 and outlines some steps the board and specific committees are taking. These efforts, while commendable, fall significantly short of what stakeholders expect of the Company as an integrated technology platform whose ubiquity affects entire societies. Specifically, we believe that these societal considerations are both deeper and broader than the audit committee’s scope of responsibilities, necessitating the creation of a new board-level body tasked specifically with such oversight. Finally, it is unclear if the Board currently has the appropriate level of expertise in addressing complex ethical questions. As a result, we believe the Committee should consider the establishment of an external advisory board, accountable to the Committee, to advise it on specific ethical and societal quandaries. Because we believe the creation of a Societal Oversight Committee is in the best interest of all investors, we encourage all shareholders to support Proxy Item 6 with an affirmative ‘FOR’ vote.

The views expressed are those of the authors and Loring, Wolcott & Coolidge Fiduciary Advisors, LLC as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

NOTE: This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; LWCFA is not able to vote your proxies, nor does this communication contemplate such an event. LWCFA urges shareholders to vote FOR Proxy Item Number 6 following the instructions provided on the management’s proxy mailing.

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notes

1 Maria Ripps, Michael Grahm and Matthew Volpe, “Taking Stock of the Advertising Market” Canaccord Genuity, 1/3/2019.

2 Maria Ripps, Michael Grahm and Matthew Volpe, “Taking Stock of the Advertising Market” Canaccord Genuity, 1/3/2019.

3 Sergey Brin, 2017 Founders’ Letter, https://abc.xyz/investor/founders-letters/2017/

4 Alphabet Inc. (2019) Schedule 14-A, Notice of 2019 Annual Meeting of Stockholders and Proxy Statement https://abc.xyz/investor/static/pdf/2019_alphabet_proxy_statement.pdf pg.6

5 Kent Walker, “An External Advisory Council to Help Advance The Responsible Development of AI” The Keyword, 3/26/2019 https://blog.google/technology/ai/external-advisory-council-help-advance-responsible-development-ai/

6 Sam Levin, “Google Scraps AI Ethics Council after Backlash: ‘Back to the Drawing Board’” The Guardian, 4/4/2019 https://www.theguardian.com/technology/2019/apr/04/google-ai-ethics-council-backlash

7 Alphabet Inc. (2019) Form 10-K For the Fiscal Year Ending 12/31/2018 https://abc.xyz/investor/static/pdf/20180204_alphabet_10K.pdf pg.7

8 Jack Poulson, “I Used to Work for Google. I am a Conscientious Objector.” The New York Times, 4/23/2019 https://www.nytimes.com/2019/04/23/opinion/google-privacy-china.html

9 Alphabet Inc. (2019) Letter from Chairman of the Board of Directors, John L. Hennessy https://abc.xyz/investor/static/pdf/2019_alphabet_proxy_statement.pdf pg.5

10 Dr. Ryan Jenkins, “When It Comes To AI and Weapons, The Tech World Needs Philosophers” The Washington Post, 6/12/2018 https://www.washingtonpost.com/news/posteverything/wp/2018/06/12/when-it-comes-to-ai-and-weapons-the-tech-world-needs-philosophers/

11 Mark Bergen, “YouTube Executives Ignored Warnings, Letting Toxic Videos Run Rampant” Bloomberg, 4/2/2019 https://www.bloomberg.com/news/features/2019-04-02/youtube-executives-ignored-warnings-letting-toxic-videos-run-rampant

12 Gerrit De Vynck and Mark Bergen “YouTube Reaches Out to Advertisers as AT&T, Hasbro Halt Spending” Bloomberg, 2/21/2019 https://www.bloomberg.com/news/articles/2019-02-21/youtube-reaches-out-to-advertisers-as-at-t-hasbro-halt-spending

13 Mark Bergen, “YouTube Executives Ignored Warnings, Letting Toxic Videos Run Rampant” Bloomberg, 4/2/2019 https://www.bloomberg.com/news/features/2019-04-02/youtube-executives-ignored-warnings-letting-toxic-videos-run-rampant

14 Jennifer Valentino-DeVries “Tracking Phones, Google Is a Dragnet for the Police” The New York Times, 4/13/2019, https://www.nytimes.com/interactive/2019/04/13/us/google-location-tracking-police.html

15 U.S. House Committee on Energy & Commerce; Frank Pallone, Jr. and Greg Walden, “Letter to Sundar Pichai, April 23, 2019” https://energycommerce.house.gov/sites/democrats.energycommerce.house.gov/files/documents/Google.2019.4.23.%20Letter%20to%20Google%20re%20Sensorvault.CPC_.pdf

16 Jennifer Valentino-DeVries, “Tracking Phones, Google Is a Dragnet for the Police” The New York Times, 4/13/2019, https://www.nytimes.com/interactive/2019/04/13/us/google-location-tracking-police.html

17 Olivia Solon, “Google’s ‘Project Dragonfly’ Censored Search Engine Triggers Protests” NBC News, 1/28/2019 https://www.nbcnews.com/tech/tech-news/google-s-project-dragonfly-censored-search-engine-triggers-protests-n960121

18 Aaron Gregg, “Google’s ‘Project Dragonfly’ Censored Search Engine Triggers Protests” The Washington Post, 10/9/2018 https://venturebeat.com/2019/04/26/the-u-s-military-wants-your-opinion-on-ai-ethics/

19 Waymo Safety Report: “On the Road to Fully Self-Driving” (2018) https://storage.googleapis.com/sdc-prod/v1/safety-report/Safety%20Report%202018.pdf

20 Kent Walker, “An External Advisory Council to Help Advance The Responsible Development of AI” The Keyword, 3/26/2019 https://blog.google/technology/ai/external-advisory-council-help-advance-responsible-development-ai/

21 Kate Conger, “Google Employees Resign in Protest Against Pentagon Contract” Gizmodo, 5/14/2018, https://gizmodo.com/google-employees-resign-in-protest-against-pentagon-con-1825729300

22 Alphabet Inc. (2019) Form 10-K 2018 https://abc.xyz/investor/static/pdf/20180204_alphabet_10K.pdf pg.7; and
Todd Haselton, “As Fallout Over Pedophilia Content on YouTube Continues, AT&T and Hasbro Pull All Advertisements” CNBC, 2/21/2019 https://www.cnbc.com/2019/02/21/att-pulls-all-ads-from-youtube-pedophilia-controversy.html

23 Adam Satariano, “Google Is Fined $57 Million Under Europe’s Data Privacy Law” The New York Times, 1/21/2019 https://www.nytimes.com/2019/01/21/technology/google-europe-gdpr-fine.html

24 Ibid

25 Joshua Brustein and Mark Bergen, “The Google AI Ethics Board With Actual Power is Still Around” Bloomberg, 4/6/2019 https://www.bloomberg.com/news/articles/2019-04-06/the-google-ai-ethics-board-with-actual-power-is-still-around

26 Kent Walker, “An External Advisory Council to Help Advance The Responsible Development of AI” The Keyword, 3/26/2019 https://blog.google/technology/ai/external-advisory-council-help-advance-responsible-development-ai/

27 Sam Levin, “Google Scraps AI Ethics Council after Backlash: ‘Back to the Drawing Board’” The Guardian, 4/4/2019 https://www.theguardian.com/technology/2019/apr/04/google-ai-ethics-council-backlash

28 Ibid

29 Christine Chow, et al. White Paper: “Investors’ Expectations on Responsible Artificial Intelligence and Data Governance” Hermes Investment Management, April 2019 https://www.hermes-investment.com/ukw/wp-content/uploads/2019/04/investors%E2%80%99-expectations-on-responsible-artificial-intelligence-and-data-governance.pdf pg.2

30 Robert M. Wilson Jr., “Technology and Ethics: What Should Investors Consider” UN PRI Academic Research, 12/19/2018 https://www.unpri.org/academic-research/technology-and-ethics-what-should-investors-consider/3908.article

31 Kate Crawford, et al. “AI Now Report 2018” AI Now Institute, 2018 https://ainowinstitute.org/AI_Now_2018_Report.pdf

32 Alphabet Inc. (2019) Schedule 14-A, Notice of Annual Meeting of Stockholders and Proxy Statement https://abc.xyz/investor/static/pdf/2019_alphabet_proxy_statement.pdf pg.66

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